

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Anatoly Danilitskiy
Chief Executive Officer
CIS Acquisition Ltd.
89 Udaltsova Street, Suite 84
Moscow, Russia 119607

> **Re:** **CIS Acquisition Ltd.**
> **Amendment No. 1 to the Registration Statement on Form F-1**
> **Filed May 3, 2012**
> **File No. 333-180224**

Dear Mr. Danilitskiy:

We have reviewed your response to our letter dated April 16, 2012 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Prospectus Summary, page 2

Management Expertise, page 2

2. We note your responses to our prior comments 14 and 35. We note that you intend
    on identifying business opportunities in which your management team and board of
    directors have "first-hand experience." Please revise the second paragraph under the
    "Management Expertise" subsection on page 2 to disclose the markets and industries
    that you will consider in your review of the middle market business opportunities.
    Please revise the Business section as applicable.

Business Philosophy, page 3

3. We note that while you "intend" on targeting your search for business opportunities
    in Russia and Eastern Europe, you are not limited to a particular region or industry.
    Please revise throughout to clarify such fact and disclose the circumstances where
    you would review business opportunities in other regions.

Opportunities in Russia and Eastern Europe, page 4

4. We note your response to our prior comment 15 and reissue in part. We note that the
    disclosure regarding the opportunities and projected growth in Russia and Eastern
    Europe is still unbalanced. Secondly, we believe that this disclosure duplicates much
    of the disclosure in the Business section on pages 79-80 and is not appropriate in the
    summary section. We further note that you are not limited to a particular region or
    industry. If you keep this subsection in the summary, please revise to remove the
    marketing disclosure that is unsubstantiated and highlight only the key points. In
    particular, revise the third paragraph to clarify that while you believe independence to
    the decision-making process will be fostered from the privatization program, actual
    changes may take years to materialize. Additionally, it appears that the comparison
    between the economies of Russia and the United States is unhelpful to investors
    because Russia has an emerging market economy. Please remove such comparisons.
    Lastly, we note the disclosure on page 5 that investing in Eastern Europe presents
    better value comparables because "potential acquirers over-estimate or are unwilling
    to bear the risks." Please substantiate such statement or remove the disclosure.
    Alternatively, revise to remove the disclosure from the summary section. Where
    applicable, please revise pages 79-80 accordingly.

5. Refer to the last sentence of the last paragraph under this section. Please explain what
    the phrase "the sustainable growth nature" means. We note that it is unclear that the
    growth in Russia and Eastern Europe can be sustained in the future at the same rates.
    Please revise or remove such disclosure.

Effecting an Acquisition Transaction, page 6

6. We note the disclosure in the two bullet points under this section which provides the mechanism for the redemptions via tender offer. However, you have not described the structures of the transactions that would result in redemptions via tender offer on page 7. Please revise. Also revise page 17 accordingly.

Post-acquisition tender offer, page 7

7. We note your response to our prior comment 20. Please disclose the differences between the Series A Shares and the Series C Shares and specify here that the conversion of a Series A Share into a Series C Share is on a one-for-one basis.

8. We note that the Series C Shares issuable upon conversion of the Series A Shares are not being offered and are not being registered in connection with this offering. Please tell us whether you intend on registering the Series C Shares at a later time and explain to us your basis for not registering the Series C Shares on this registration statement. Please also tell us why investors would convert Series A Shares into Series C Shares if the conversion is on a one-for-one basis and the Series C holders would be required to waive their redemption rights to a pro rata portion of the trust account.

The Offering, page 10

Redemption rights for our public shareholders, page 16

9. Please revise the second bullet point on page 17 to clarify that you will commence the tender offer by filing tender offer documents in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act and that these documents would include the same information about the target business as would be contained in the Form 6-K. We note your disclosure on page 70.

Enforceability to Civil Liabilities, page 56

10. Please identify your U.S. agent for service.

Taxation, page 144

U.S. Federal Income Taxation, page 144

11. Please revise the first sentence to clarify that the discussion of material income tax consequences is the opinion of counsel.

Report of Independent Registered Public Accounting Firm, page F-2

12. In the last paragraph of the audit report, a cross reference to Notes 1 and 3 to your financial statements is made with respect to a description of management's plans regarding matters that raise substantial doubt about the Company's ability to continue as a going concern. However, Note 3 to your financial statements contains a summary of significant accounting policies. Please revise.

Exhibits Index

13. Please revise to remove the words "form of" from the descriptions of the tax opinions as counsel is required to provide finalized tax opinions.

Exhibit 8.1

14. Please revise to remove the last two sentences on page 1. We note that shareholders are entitled to rely on your opinion.

Exhibit 8.2

15. Please revise to remove the last sentence of the first paragraph on page 3. We note that shareholders are entitled to rely on your opinion.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP